# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UR-Energy Inc., CIK 0001375205
CUSIP: 91688R108
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 10758 W. Centennial Road, Suite 200, Littleton, Colorado (CO), 80127
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 22,161,613; sole dispositive power 0; shared dispositive power 22,161,613; aggregate amount beneficially owned 22,161,613 (6.02% of the class)
  Comment: * Consists of 18,104,113 shares of common stock and warrants to acquire an additional 4,057,500 shares of common stock.
  ** The percentages used herein are calculated based on 364,101,038 shares of common stock outstanding of the Issuer, as reported in the Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 22,161,613; sole dispositive power 0; shared dispositive power 22,161,613; aggregate amount beneficially owned 22,161,613 (6.02% of the class)
  Comment: * Consists of 18,104,113 shares of common stock and warrants to acquire an additional 4,057,500 shares of common stock.
  ** The percentages used herein are calculated based on 364,101,038 shares of common stock outstanding of the Issuer, as reported in the Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

## Item 1. Issuer
Name of issuer: UR-Energy Inc.
Address of issuer's principal executive offices: 10758 W. Centennial Road, Suite 200, , Littleton, COLORADO 80127

## Item 2. Person Filing
Name of person filing:
MMCAP International Inc. SPC
MM Asset Management Inc.
Address of principal business office or, if none, residence:
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

161 Bay Street
TD Canada Trust Tower, Suite 2240
Toronto, ON, M5J 2S1, Canada
Citizenship:
Cayman Islands
Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,161,613
Percent of class: 6.02
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 22,161,613
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 22,161,613

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Director (02/10/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, President (02/10/2025)